                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                             -------------------

                                  FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
                                (Fee Required)

FOR THE FISCAL YEAR ENDED JUNE 30, 1994          COMMISSION FILE NUMBER 1-3344

                        BIL MAR FOODS RETIREMENT PLAN
                           (Full title of the plan)

                             --------------------

                             SARA LEE CORPORATION
                          THREE FIRST NATIONAL PLAZA
                                  SUITE 4600
                           CHICAGO, ILLINOIS 60602
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                 [ARTHUR ANDERSEN LLP LETTERHEAD]



                                 BIL MAR FOODS RETIREMENT PLAN


                                 FINANCIAL STATEMENTS
                                 AS OF JUNE 30, 1994 AND 1993
                                 TOGETHER WITH AUDITORS' REPORT





                                 EMPLOYER IDENTIFICATION NUMBER: 52-1521450
                                 PLAN NUMBER: 002

                       [ARTHUR ANDERSEN LLP LETTERHEAD]



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Sara Lee Corporation
Pension and Employee Benefits Committee:

We have audited the accompanying statements of net assets available for Plan benefits of the BIL MAR FOODS RETIREMENT PLAN as of June 30, 1994 and 1993, and the related statement of changes in net assets available for Plan benefits for the year ended June 30, 1994. These financial statements are the responsibility of Sara Lee Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Bil Mar Foods Retirement Plan as of June 30, 1994 and 1993, and the changes in its net assets available for Plan benefits for the year ended June 30, 1994, on the basis of accounting described in Note 2.


                                                  /s/ Arthur Andersen LLP


Chicago, Illinois,
December 15, 1994

                        BIL MAR FOODS RETIREMENT PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                         AS OF JUNE 30, 1994 AND 1993


                                            1994               1993
ASSETS:

  Value of interest in Master Trust-
    Interest Income Fund                    $11,371,704         $10,836,779
    Diversified Equity Fund                   3,994,125           4,106,905
    Aggressive Equity Fund                         -              5,780,761
    Small Stock Fund                          5,701,952                -
    Bil Mar Sara Lee Stock Fund               6,080,180           6,526,862
    International Equity Fund                   816,374                -
    Balanced Fund                             1,187,706                -
    Loan Fund                                   721,504             402,379
                                            -----------         -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $29,873,545         $27,653,686
                                            ===========         ===========

                The accompanying notes to financial statements
                  are an integral part of these statements.

                           BIL MAR FOODS RETIREMENT PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                       FOR THE YEAR ENDED JUNE 30, 1994


                                                                                Wachovia Master Trust
                                                  ---------------------------------------------------------------------------
                                                    Interest       Diversified       Aggressive     Small Stock     Sara Lee
                                                  Income Fund      Equity Fund       Equity Fund        Fund       Stock Fund
                                                  ------------     -----------       -----------    -----------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                $10,836,779      $4,106,905       $ 5,780,761     $    -        $6,526,862
                                                   -----------      ----------       -----------     ----------    ----------
ADDITIONS TO NET ASSETS:
  Investment income-
    Interest                                           820,051             188            -                 860         4,624
    Dividends                                           -              116,492            -             353,443       166,775
    Realized gains                                      -               38,439            -              12,782      (187,516)
    Unrealized gain (loss)                              -              (92,810)           -            (154,093)     (821,876)
    Net change in accrued income                        (1,034)              4            -                (480)        6,093
    Other income                                           769            -               -               -             -
  Contributions-
    Employer                                         1,318,985         311,561            -             393,968       831,189
    Participant                                        444,889         225,777            -             286,081       534,747
                                                   -----------      ----------       -----------     ----------    ----------
          Total additions                            2,583,660         599,651            -             892,561       534,036
                                                   -----------      ----------       -----------     ----------    ----------

DEDUCTIONS TO NET ASSETS:
  Benefits paid to participants                     (1,158,545)       (482,380)           -            (620,195)     (523,227)
  Administrative expenses                              (38,356)         (4,110)           -              (5,870)       (6,672)
  Other                                                (62,211)         (3,042)           -              (3,823)        7,912
                                                   -----------      ----------       -----------     ----------    ----------
          Total deductions                          (1,259,112)       (489,532)           -            (629,888)     (521,987)
                                                   -----------      ----------       -----------     ----------    ----------
          Net increase                               1,324,548         110,119            -             262,673        12,049
                                                   -----------      ----------       -----------     ----------    ----------
INTERFUND TRANSFERS, net                              (789,623)       (222,899)      (5,780,761)      5,439,279      (458,731)
                                                   -----------      ----------       ----------      ----------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                      $11,371,704      $3,994,125       $    -          $5,701,952    $6,080,180
                                                   ===========      ==========       ==========      ==========    ==========

                                                                      Wachovia Master Trust
                                                 ----------------------------------------------------------
                                                  International     Balanced         Loan
                                                   Equity Fund        Fund           Fund          Total
                                                  ------------    -----------     -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                $   -          $    -           $402,379     $27,653,686
                                                   --------       ----------       --------     -----------
ADDITIONS TO NET ASSETS:
  Investment income-
    Interest                                             92               59           -            825,874
    Dividends                                         6,958           44,980           -            688,648
    Realized gain                                       673             (233)          -           (135,855)
    Unrealized gain (loss)                           51,718          (46,316)          -         (1,063,377)
    Net change in accrued income                          4                7           -              4,594
    Other income                                       -               -               -                769
  Contributions-
    Employer                                          8,597           16,568           -          2,880,868
    Participant                                      56,408           98,676           -          1,646,578
                                                   --------       ----------       --------     -----------
          Total additions                           124,450          113,741           -          4,848,099
                                                   --------       ----------       --------     -----------
DEDUCTIONS TO NET ASSETS:
  Benefits paid to participants                     (11,156)         (38,520)          -         (2,834,023)
  Administrative expenses                              (953)            (782)          -            (56,743)
  Other                                               1,156            3,409        319,125         262,526
                                                   --------       ----------       --------     -----------
          Total deductions                          (10,953)         (35,893)       319,125      (2,628,240)
                                                   --------       ----------       --------     -----------
          Net increase                              113,497           77,848        319,125       2,219,859
                                                   --------       ----------       --------     -----------
INTERFUND TRANSFERS, net                            702,877        1,109,858           -             -
                                                   --------       ----------       --------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                      $816,374       $1,187,706       $721,504     $29,873,545
                                                   ========       ==========       ========     ===========

             The accompanying notes to financial statements are an
                       integral part of this statement.

                         BIL MAR FOODS RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1994 AND 1993



1.       DESCRIPTION OF PLAN:

The following brief description of the Bil Mar Foods Retirement Plan (the "Plan") is provided for general information purposes only. The Plan was originally named The Bil Mar Savings Plan. The effective date of the amendment and restatement of the Plan is June 27, 1992. Prior to June 27, 1992, Sara Lee Corporation (the "Company") also maintained the Bil Mar Profit Sharing Retirement Plan. The amendment and restatement of the Plan is intended to constitute the merger, consolidation and continuation of the Plan and the Bil Mar Profit Sharing Retirement Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible salaried, nonunion employees on the Bil Mar Foods (the "Employer") payroll who have reached the age of 21 and completed at least 1,000 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Contributions

The Plan maintains two different accounts to hold participant savings.

         401(k) Savings Account--This account holds savings and earnings from pretax contributions, the Employer match to pretax contributions and any balances in the account from the Bil Mar 401(k) Savings Plan.

         The participants may defer payment of a percentage of their compensation by electing to have such percentage withheld from their compensation on a pretax basis and contributed to the Plan on their behalf by Bil Mar Foods. The participant contributions can range from not less than 1% to no greater than 18% of compensation, subject to limitations as noted in the Plan. Bil Mar will "match" the pretax dollars contributed by an employee with 20% of participant's elective deferral. The matching contribution applies to the first 6% of compensation that a participant contributes.

         Profit Sharing Account--This account holds savings and earnings from the Employer's discretionary profit sharing contribution, after-tax contributions and any balances in the account from the Bil Mar Profit Sharing Retirement Plan.

         At the end of each Plan year, the Employer may contribute a profit sharing contribution in an amount up to 1% of participating compensation to the accounts of eligible participants who were employed by the Employer during that Plan year.

         In addition to pretax contributions, a participant may contribute 1% to 10% of his/her compensation to the Plan on an after-tax basis.

As of each December 31, the Employer shall determine the total elective deferrals made on behalf of each participant during the preceding calendar year. In the event that the total exceeds the limitation amount, such excess deferrals shall be distributed to the participant by the following April 15.

Participants have the option to invest in one or more of the six investment funds of the Plan in even multiples of 10%. Participants may change their contribution percentage at the start of each plan quarter. The investment funds consist of:

         Interest Income Fund--The Interest Income Fund seeks to provide stability of principal and a positive rate of return. The Interest Income Fund invests primarily in investment contracts issued by insurance companies and banks of high credit quality. The investment contracts held by the fund are obligations of the issuing insurance companies or banks and are not guaranteed as to principal or interest by an agency of the federal government. A small portion of the fund will be invested in money market instruments to facilitate daily cash flow into and out of the fund.

         Diversified Equity Fund--The Diversified Equity Fund attempts to achieve growth of principal and modest current income. The Diversified Equity Fund invests proportionately in all of the stocks included in the Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of stock market performance.

         Aggressive Equity Fund--The Aggressive Equity Fund seeks long-term growth of capital and invests primarily in common stock and securities convertible into common stock.

         Small Stock Fund--The Small Stock Fund seeks long-term growth of capital. The Small Stock Fund attempts to provide investment results paralleling those of the Russell 2000 Index, a broadly diversified index of small company stocks.

         Bil Mar Sara Lee Stock Fund--The Bil Mar Sara Lee Stock Fund is designed to provide employees with the opportunity to share in the potential growth of the Company's stock. The fund invests in the common stock of Sara Lee Corporation. A small portion of the fund will be invested in money market instruments to facilitate daily cash flow into and out of the fund.

         International Equity Fund--The International Equity Fund seeks long-term growth of capital by investing in stocks of companies located outside the United States.

         Balanced Fund--The Balanced Fund attempts to provide current income and the potential for long-term growth of income and capital. The Balanced Fund invests 60% of its assets in a portfolio of stocks that is expected to parallel the returns of the Wilshire 5000 Stock Index and 40% of its assets in a fixed income portfolio that is structured to track the Uhman Brothers Aggregate Bond Index.

         Loan Fund--A participant may borrow from his/her Plan account balance, but must pay back the loan amount to the account with interest through regular after-tax payroll deductions. The maximum amount able to be borrowed is the lesser of 50% of one's 401(k) balance as valued on the last day of the previous quarter, less distributions made since, or $50,000. A participant may have only one loan outstanding at a time. The minimum loan amount is $1,000.

Participant Accounts

Each participant's account is credited with the participant's contribution, the participant's portion of the Company's contribution and an allocation of the Plan's earnings. Allocations are based on the ratio that each participant's account balance for the period bears to the total of all participant's account balances for the period.

Adjustment of Participants' Accounts

As of each valuation date the Company shall:

         a. First, charge to the proper accounts one half of all hardship withdrawals made since the last preceding valuation date and before the current valuation date that have not been charged previously, and adjust the subaccount under such accounts accordingly;

         b. Next, allocate and credit the balances in the accounts of all participants with one half of the employer elective deferrals, matching contributions, nonelective contributions and supplemental contributions and forfeitures, if any, made on their behalf for the valuation period ending on that valuation date and adjust the subaccount under such accounts accordingly;

         c. Next, allocate and credit the balances in the accounts of all participants with one half of the employee nondeductible contributions, if any, made on their behalf for the valuation period ending on that valuation date and adjust the subaccounts under such accounts accordingly;

         d. Next, adjust the credit balances in the subaccounts of all participants invested in each investment fund upward or downward, pro rata, to reflect the appreciation, depreciation, income or losses attributable to the investment fund so that the total of the credit balances will equal the then adjusted net worth (as defined below) of that investment fund;

         e. Next, charge to the proper accounts the remaining one-half of all hardship withdrawals made since the last preceding valuation date and before the current valuation date that have not been charged previously, and adjust the subaccounts under such accounts accordingly;

         f. Next, allocate and credit the balances in the accounts of all participants with the remaining one half of the employer elective deferrals matching contributions, nonelective contributions and forfeitures, if any, made on their behalf for the valuation period ending on that valuation date and adjust the subaccounts under such accounts accordingly;

         g. Next, allocate and credit the balances in the accounts of all participants with one half of the employee nondeductible contributions, if any, made on their behalf for the valuation period ending on that valuation date in accordance with Subsection
             6.8 and adjust the subaccounts under such accounts accordingly;

         h. Finally, charge to the proper accounts all withdrawals or distributions which are to be made as of the current valuation date and adjust the subaccounts under such accounts accordingly.

Administrative Fees and Expenses

Certain administrative fees and expenses associated with the Plan are paid by the Plan. All other administrative fees are paid by the Company.

Vesting

Plan participants are always 100% vested in the 401(k) pretax contributions, after-tax contributions, Employer matching contributions, rollover contributions and earnings on these contributions.

Participant's vested interest in his/her share of the Company's discretionary profit sharing contributions is based on years of service as shown in the following schedule.

     Less than 3 years of service                        0%
     3 years of service                                 20%
     4 years of service                                 40%
     5 years of service                                 60%
     6 years of service                                 80%
     7 years or more of service                        100%
                                                       ====

A year of service is each Plan year in which participant completes at least 1,000 hours of service.

If employment ends with the Employer on or after the normal retirement date, or because of disability or death, participants will become 100% vested in all of account balances in the Plan.

Forfeiture of Profit Sharing Account

If a participant leaves the Company for reasons other than death, disability or retirement before his/her profit sharing account is fully vested, the right to receive nonvested Employer contributions is forfeited. At the end of the Plan year, forfeited Employer profit sharing contributions and earnings thereon will be allocated to employees who remain in the Plan. The amount allocated to each participant will be based on the ratio of his/her compensation divided by the total compensation paid to all participants for the year.

Benefit Payments

Upon termination of service, distribution of the balance in a participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary by payment in cash or stock if invested in the Bil Mar Sara Lee Stock Fund.

A participant's settlement date will be the date on which his employment with the Company is terminated due to one of the following (the first to occur):

         a. Normal or late retirement--The date of the participant's retirement on or after attaining age 60.

         b.  Death--The date of the participant's death.

         c. Resignation or dismissal--The date the participant resigns or is dismissed from the Company before attaining age 60.

         d. Total disability retirement--The date the participant becomes totally disabled.

A participant may also elect to rollover his/her account balance to an eligible retirement plan.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are presented on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. Under the modified cash basis of accounting, cash investments are recorded at accrued fair market value per Wachovia Bank and Trust Company, N.A. (the "Trustee") and payments and contributions are recorded as the cash is paid or received by the Trustee.

Valuation of Investments

Investments are stated at aggregate market value.

During 1992, the assets of the Plan were held and managed by Manufacturer's Bank until Wachovia Bank and Trust Company, N.A. was named trustee in 1993. As a result of the change in trustee, all of the Plan's assets were transferred to the Sara Lee Corporation Investment Trust (the "Investment Trust") at the Trustee. The

Investment Trust had investments totaling $321,865,969 at June 30, 1994. The composition of these investments is as follows:

      Non-interest-bearing cash                                    $     58,541
      Employer contribution receivable                                   86,757
      Participant contribution receivable                                75,023
      Income receivable                                               1,518,691
      Other receivables                                                 183,136
      Corporate stock common                                         29,702,040
      Nonparticipant loans secured by mortgage                          630,483
      Participant loans                                              14,331,821
      Investment in common/collective trust                           9,425,127
      Investment in registered investment company                    67,941,912
      Unallocated insurance contract investments                    197,912,438
                                                                   ------------
                    Total                                          $321,865,969
                                                                   ============

Master Trust income allocated to the participating plans for the year ended June 30, 1994, is as follows:

      Employer contributions                                        $ 5,765,875
      Participant contributions                                      30,724,966
      Noncash contributions                                           1,779,832
      Interest income                                                14,605,649
      Common stock dividends                                            867,797
      Realized gain on sale of assets                                  (103,634)
      Net investment gain from common/collective trusts                 523,233
      Net investment gain from registered investment companies        1,760,769
                                                                    -----------
                    Net investment income                           $55,924,487
                                                                    ===========

The Plan assets represent 9.29% and 9.48% of Investment Trust assets as of June 30, 1994 and 1993, respectively. The schedule of assets held for investment purposes and the schedule of 5% reportable transactions are disclosed in the Wachovia Master Trust filing.

3.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company may discontinue its contributions to the Plan at any time and terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, participants will become fully vested in their accounts.

4.  FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter date January, 1989, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. Although the plan administrator believes that the Plan is currently designed and operated in compliance with the requirements of the Internal Revenue Code, a new determination letter has been filed to ensure that the amendments and revisions that have occurred after January, 1989, are included. Therefore, the plan administrator believes that the Plan was qualified and the trust was tax-exempt as of the financial statement date.

5.  RECONCILIATION TO FORM 5500:

As of June 30, 1994, the Plan had approximately $909,094 of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended June 30, 1994:

                                            Benefits                             Net Assets
                                           Payable to           Benefits        Available for
                                          Participants            Paid          Plan Benefits
                                          ------------         ----------      --------------
     Per financial statements               $    -             $2,834,023        $29,873,545
     Accrued benefit payments                909,094              909,094           (909,094)
                                            --------           ----------        -----------
     Per Form 5500                          $909,094           $3,743,117        $28,964,451
                                            ========           ==========        ===========

6.  CURRENT-YEAR EVENTS:

Effective July 1, 1993, two additional investment fund choices, the Balanced Fund and the International Equity Fund, were made available to participants. The Aggressive Equity Fund was changed to the Small Stock Fund.

7.  SUBSEQUENT EVENTS:

Effective July 27, 1994, an employee eligible to participate in the Sara Lee Corporation Consolidated Pension and Retirement Plan shall not be eligible to receive a matching contribution under this Plan.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Sara Lee Corporation Bil Mar Foods Retirement Plan previously filed Registration Statement File No. 33-35760.



                                               /s/ Arthur Andersen LLP



Chicago, Illinois
December 15, 1994

                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 21, 1994

                                          BIL MAR FOODS
                                          RETIREMENT PLAN

                                          By: BIL MAR FOODS RETIREMENT
                                          PLAN COMMITTEE

                                          By:   /s/ Michael E. Murphy
                                             ---------------------------------
                                             Michael E. Murphy, As a Committee
                                             Member on Behalf of the Committee